UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2023

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110

Charlotte, NC 28209

(Full mailing address of principal executive offices)

(980) 288-6627

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Fund III, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 18, 2019, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/0001780633/000165495419010910/redoak_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

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Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Fund III, LLC, a Delaware limited liability company.

Red Oak Capital Fund III, LLC, a Delaware limited liability company, was formed on June 12, 2019. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

We do not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 25, 2019, which offering statement was qualified by the SEC on September 18, 2019. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% Series A and 8.5% Series B senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. Proceeds from the sale of the Bonds were used to invest primarily in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds. As of December 23, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively. Upon issuance of the maximum amount, the debt issuance costs incurred were approximately $4.5 million, resulting in net proceeds of approximately $45.5 million.

As of December 31, 2023, the Company did not hold any senior secured loans and held four properties that have been acquired through foreclosure with a capitalized cost basis of $13,418,963, net of $2,180,000 in unrealized loss reserves. See the property footnote in the financial statements for additional information.

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, or our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.  Our Sponsor is wholly controlled by Red Oak Holdings Management, LLC, a Delaware limited liability company, or ROHM.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced active operations upon the first closing of our offering of Bonds on September 27, 2019.  To date we have received approximately $45,500,000 in net proceeds from our offering of Bonds and have invested $49,515,250 in first mortgage loans. Since the Offering reached the maximum allowable raise on December 23, 2019, there is not anticipated to be any further issuance of bonds.

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Results of Operations – For the Year Ended December 31, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the year ended December 31, 2023.

As of December 31, 2023, the Company did not hold any senior secured loans.

On March 31, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with 4401 Fortune Place, LLC equal to 49.14% of the $10,175,000 senior secured loan to WE Alliance Secured Income Fund, LLC, a Delaware limited liability company, for a purchase price of $5,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The loan has since paid off and the participation agreement has been completed. See the subsequent events footnotes for additional information.

On July 25, 2023, mortgage note borrower 4401 Fortune Place, LLC paid off its note with a principal balance of $10,175,000. The note was originally scheduled to mature on December 21, 2024 and had an interest rate of 8.5%. The Company received $10,264,738 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves. On August 15, 2023, the Company sent $5,107,292 in proceeds to the Participant to pay off the outstanding principal balance of the Participation Agreement.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to two percent (2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one percent (1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On January 23, 2023, the hotel located in Newport News, VA, formerly owned by OM Hotel, LLC, was acquired through foreclosure. The note originally matured on December 10, 2020. The Company took ownership of the property through ROCFIII OM, LLC, a wholly owned subsidiary of the Company, and began the sale process. On March 31, 2023, the Company sold ROCFIII OM, LLC, which owns the hotel in Newport News, VA, to Red Oak Capital Properties, LLC, a related party under common ownership. The Company received $5,950,000 in proceeds from the sale.

For the period ending December 31, 2023, our total revenues from operations, including mortgage interest income of $405,901 and rental income of $1,480,790 amounted to $1,886,691.  Operating costs for the same period, including bond interest expense of $4,524,321, rental expenses of $2,487,015, and management fees $784,088 amounted to $8,894,385. Net loss for the period amounted to $7,342,071.

Results of Operations – For the Year Ended December 31, 2022

We operate on a calendar year. Set forth below is a discussion of our operating results for the year ended December 31, 2022.

As of December 31, 2022, the Company held two senior secured loans, pursuant to which the Company, as the lender, provided $11,189,250 of senior secured loans to the borrowers. This set of loans possessed interest rates of 8.5% and 17.0% (averaging 13.5%) and maturities of December 10, 2021 and December 21, 2024, respectively.

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The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half of one percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On May 26, 2022, the Company sold the note with the borrower Shops Bird & 89, LLC which possessed a principal balance of $4,162,500. The note originally matured on December 2, 2020 and had an interest rate of 11%. The Company received $4,083,937 in proceeds from sale resulting in a full payoff of principal as well as a portion of the fees and interest, net of outstanding interest and construction reserves.

On July 28, 2022, mortgage note borrower Breda, LLC paid off its note with a principal balance of $5,100,000. The note originally matured on December 30, 2020 and had an interest rate of 11%. The Company received $ 5,349,158 in proceeds from the loan payoff resulting in a full payoff of principal as well as the majority of the fees and interest, net of outstanding interest and construction reserves.

On August 8, 2022, the Company accepted a deed-in-lieu of foreclosure on the note with the Abdoun Estate Holdings, LLC which possessed a principal balance of $3,000,000. The note originally matured on March 30, 2021 and had an interest rate of 11% which was increased to the default rate of 20%. The Company took ownership of the property and plans to begin the sale process.

On August 9, 2022, the Company foreclosed on the note with the borrower Burooj Holdings, LLC which possessed a principal balance of $3,800,000. The note originally matured on March 18, 2021 and had an interest rate of 11% which was increased to the default rate of 16.5%. The Company took ownership of the property and plans to begin the sale process.

For the period ending December 31, 2022, our total revenues from operations, including mortgage interest income of $1,762,131 and rental income of $1,453,472 amounted to $3,215,603.  Operating costs for the same period, including bond interest expense of $4,826,867, rental expenses of $2,727,276, and provision for loan losses of $1,810,000 amounted to $10,329,885. Net loss for the period amounted to $7,058,402.

Our rental income and rental expenses increased $1,354,858 and $2,588,822, respectively, as the foreclosed hotel operations from September 2021 generated a full year of operations in 2022.

Liquidity and Capital Resources

As of December 31, 2023, we had sold $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively, pursuant to our offering of Bonds. On September 15, 2022, we elected to redeem all outstanding Series A Bonds. The original maturity date of the Series A Bonds is December 31, 2022. $549,000 of Series B bonds were redeemed at the election of the Bondholders during the year ending December 31, 2022. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

As of December 31, 2023, the Company had cash on hand of $7,344,328 and zero bond service reserves. The bond service reserves required pursuant to the Indenture related to the Bonds, which requires 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations. On October 23, 2020, the bond service reserve was depleted to pay the bond service obligation.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

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We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

We reached the maximum allowable raise and closed the Offering as of December 23, 2019. As such, we will no longer issue additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

We did not close any new commercial real estate loans during the year ended 2023. One loan with principal of $10,175,000, gross of a $5,000,000 third party participation interest, paid off in July 2023.

In March 2023, we sold one property to a related party for $5,950,000. We have engaged a hospitality real estate specialist to manage the rehabilitation of two properties located in Natchez, Mississippi. As of the filing date of this report, renovations are underway, and we anticipate the projects to be completed in the third or fourth quarter of 2024. Based on recent appraisals obtained, the current market values significantly exceed the depreciable cost basis for each property. As the renovations are completed and the properties stabilize, we anticipate the market value of each property to increase.

As a result of macro events including inflation and geopolitical developments, certain of the loans in the portfolio had experienced distress. In many cases we have had to take possession of the underlying properties through foreclosure. The Company is in the process of rehabilitating these properties with the target of exiting them through sale and is confident in ultimately being able to realize these assets for an amount that covers our cost basis.. In the event, however, that we are ultimately unable to remediate and liquidate these nonperforming properties, it would have a material negative impact on our results of operations and financial position.

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Item 3. Directors and Officers

The following table sets forth information on our board of managers and executive officers of our Sponsor. We are managed by our Manager, which is majority owned and controlled by our Sponsor. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Gary Bechtel	66	Chief Executive Officer*	August 2020
Kevin P. Kennedy	58	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	57	Chief Business Development Officer*	November 2019
Paul Cleary	60	President and Chief Operating Officer	March 2022
Thomas McGovern	45	Chief Financial Officer	April 2022
Robert Kaplan	53	Chief Legal Officer and EVP	March 2023

*Member of the board of managers of the Sponsor, which controls our Manager, which controls our company.

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer and a member of the board of managers for our Sponsor.  Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining the Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO).  Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self storage and manufactured housing.  He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer and a member of the board of managers for our Sponsor. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 25 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburg, PA. He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

 Raymond T. Davis is Chief Business Development Officer for our Sponsor. Ray is responsible for the company’s long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused is operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Paul Cleary is President and Chief Operating Officer for our Sponsor. Paul brings nearly 25 years of national commercial real estate lending experience involving small-balance originations, construction loans, as well as a federally chartered credit union’s national CRE loan portfolio. He most recently served as a Senior Loan Originator for Parkview Financial, a national private mid-market commercial construction lender.  He previously served as Chief Operating Officer for Money360, a national private mid-market commercial real estate lender. His role encompassed the development of lending operations to fuel growth, which included managing loan production growth. Prior to joining Money360, Paul was a founding member and the EVP, National Production Manager for Cherrywood Commercial Lending, a national small balance commercial real estate lender. Paul has held management or production positions with Kinecta Federal Credit Union, Impac Commercial Capital, Hawthorne Savings, Fremont Investment and Loan as well as FINOVA Realty Capital. He earned a master’s degree in Business Administration from the University of California, Irvine, a juris doctor degree (JD) from the University of San Diego School of Law and a bachelors’ degree with a Political Finance concentration from the University of California, Santa Barbara.

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Thomas McGovern is the Chief Financial Officer for our Sponsor. Thomas is responsible for leading the financial accounting and reporting function, including supporting the capital raising and investor relations efforts. Thomas previously served as Interim Chief Financial Officer for Veronica’s Insurance, a personal lines property and casualty insurance broker. Prior to that he spent 20 years on Wall Street as an investment banker and equity research analyst, most recently covering non-depository lenders and financial institutions sponsors as an Executive Director at Nomura Securities International.  He also advised depository and non-depository lenders as a Vice President at The Royal Bank of Canada Capital Markets, a Vice President at independent advisory firm Cypress Associates and a member of the Global Financial Institutions investment banking group at Morgan Stanley. Thomas had been a sell side equity research analyst at Lehman Brothers covering banks and thrifts for the top ranked Institutional Investor mortgage & specialty finance research group. He earned an MBA from the Darden Graduate School of Business at the University of Virginia and a BA in Economics from Hamilton College where he graduated summa cum laude. Thomas is a Certified Public Accountant (CPA), holds the Chartered Financial Analyst (CFA) designation, and the Series 79 securities license.

Robert R. Kaplan, Jr. serves as Chief Legal Officer and Executive Vice President for Corporate Development for our Sponsor. Throughout his nearly 30-year career, Robert has represented clients and worked in such diverse industries as financial services and products, real estate, technology, professional sports, manufacturing and retail/consumer products. He has completed more than $4 billion worth of securities transactions, including registered and exempt securities offerings, private equity and institutional investment, real estate funds and syndications and REITs, in addition to institutional financings of real estate acquisitions and M&As. Recognized in the Best Lawyers in America within his fields each year since 2013, Robert was also selected as the 2022 “Lawyer of the Year” by Best Lawyers® for leveraged buyouts and private equity law. From 2012 to 2016, the Governor of the Commonwealth of Virginia called on Rob to serve on the Virginia Board of Housing and Community Development. Rob received his J.D. from the  Marshall-Wythe School of Law at the College of William & Mary and his A.B. from the College of William & Mary.

Director and Executive Compensation

Our company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers.

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Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership**	Percent of Class
Common Units	Red Oak Capital Holdings, LLC	6,000	100% (1)
Common Units	Gary Bechtel	6,000	100% (2)
Common Units	Kevin Kennedy	6,000	100% (3)
Common Units	Raymond Davis	6,000	100% (4)
Common Units	All Executives and Managers	6,000	100%

 _________________

* Unless otherwise noted above, the address of the persons and entities listed in the table is c/o 5925 Carnegie Boulevard, Suite 110, Charlotte, North Carolina 28209.

** Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities regardless of whether her or she has an economic or pecuniary interest in such securities.

(1) Common Units issued to our Sponsor, Red Oak Capital Holdings, LLC (“Sponsor”) as consideration for a capital commitment of $1,500,000, which may be called at times and in amounts in the discretion of the Manager. As such, each of Messrs. Bechtel, Kennedy and Davis have shared voting and dispositive power of such Common Units owned by our Sponsor. Messrs. Bechtel, Kennedy and Davis are officers of our Sponsor which is the sole member of our Manager, and on the Board of Managers of Red Oak Capital Holdings Management, LLC (“ROHM”), which is the manager of and owns 100% of the interests in our Sponsor. Messrs. Bechtel, Kennedy and Davis also own 19.16%, 27.65% and 12.77% of non-voting units of our Sponsor, respectively. Additionally, White Oak Capital Holdings, LLC, of which each of Messrs. Bechtel and Davis own 40% interests, owns 40.42% of the non-voting units of our Sponsor. Each of Messrs. Bechtel, Kennedy and Davis disclaim beneficial ownership of the Common Units held by the Sponsor, except to the extent of each individual’s proportionate pecuniary interests therein.

(2) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Bechtel is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(3) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Kennedy is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(4) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Davis is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

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Item 5. Interest of Management and Others in Certain Transaction

For further details, please see Note 4, Related Party Transactions in Item 7, Financial Statements.

Item 6. Other Information

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Item 7. Financial Statements

To the Managing Member

Red Oak Capital Fund III, LLC

RED OAK CAPITAL FUND III, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2023 AND DECEMBER 31, 2022

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Red Oak Capital Fund III, LLC

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INDEPENDENT AUDITOR’S REPORT

To the Managing Member

Red Oak Capital Fund III, LLC

Opinion

We have audited the accompanying financial statements of Red Oak Capital Fund III, LLC (the “Company,” a Delaware limited liability corporation), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in member’s deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, changes in member’s deficit, and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

To the Managing Member

Red Oak Capital Fund III, LLC

Page Two

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ UHY LLP

Farmington Hills, Michigan

June 7, 2024

Red Oak Capital Fund III, LLC

Balance Sheets

	December 31, 2023	December 31, 2022

Assets

Current assets:
Cash and cash equivalents	$7,344,328	$3,322,597
Mortgage loans receivable, held for investment, net	-	2,690,000
Loan interest receivable	-	640,152
Accounts receivable	2,000	-
Other current assets	101,865	40,139
Total current assets	7,448,193	6,692,888

Long-term assets:
Property, net	12,508,280	13,418,963
Mortgage loans receivable, held for investment, net	-	5,088,600
Total long-term assets	12,508,280	18,507,563

Total assets	$19,956,473	$25,200,451

Liabilities and Member's Deficit

Current liabilities:
Loan interest reserves	$-	$385,956
Loan construction reserves	-	50,789
Bond interest payable	949,556	957,100
Other current liabilities	254,574	317,823
Accounts payable	114,564	368,925
Security deposits	-	16,248
Total current liabilities	1,318,694	2,096,841

Long-term liabilities:
Series B bonds payable, net	43,319,284	42,950,844
Total long-term liabilities	43,319,284	42,950,844

Member's deficit	(24,681,505)	(19,847,234)

Total liabilities and member's deficit	$19,956,473	$25,200,451

13

Red Oak Capital Fund III, LLC

Statements of Operations

	For the Years Ending December 31
	2023	2022

Revenue:
Mortgage interest income	$405,901	$1,762,131
Rental income	1,480,790	1,453,472
Total revenue	1,886,691	3,215,603

Expenses:
Bond interest expense	4,524,321	4,826,867
Management fees	784,088	855,024
Management acquisition fees	50,875	-
Professional fees	108,780	109,148
General and administrative	-	1,570
Provision for loan losses	369,000	1,810,000
Rental expenses	2,487,015	2,727,276
Depreciation expense	570,306	-
Total expenses	8,894,385	10,329,885

Other income (expense)
Realized gain or (loss) on extinguished debt	6,000	59,880
Unrealized (loss) on property, net	(340,377)	(4,000)
Total other income (expense)	(334,377)	55,880

Net income (loss)	$(7,342,071)	$(7,058,402)

14

Red Oak Capital Fund III, LLC
Statements of Changes in Member's Deficit

Managing Member

Member's deficit, January 1, 2022	$(12,788,832)

Net income (loss)	(7,058,402)

Member's deficit, January 1, 2023	(19,847,234)

Deemed contributions	2,507,800

Net income (loss)	(7,342,071)

Member's deficit, December 31, 2023	$(24,681,505)

15

Red Oak Capital Fund III, LLC
Statements of Cash Flows
	For the Years Ending December 31
	2023	2022

Cash flows from operating activities:
Net income (loss)	$(7,342,071)	$(7,058,402)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Net change in provision for loan losses	369,000	1,810,000
Accretion of loan origination income	(152,400)	(68,974)
Amortization of debt issuance costs	723,440	763,568
Depreciation expense	570,306	-
Unrealized (loss) on property, net	340,377	4,000
Realized gain or (loss) on extinguished debt	(6,000)	-
Change in other operating assets and liabilities:
Net change in loan interest receivable	42,402	1,213,854
Net change in other current assets	(61,726)	-
Net change in accounts receivable	(2,000)	-
Net change in bond interest payable	(7,544)	(82,939)
Net change in due to managing member	-	(874,781)
Net change in security deposits	(16,248)	16,248
Net change in other current liabilities	(203,259)	283,871
Net change in accounts payable	(114,351)	368,925

Net cash provided by (used in) operating activities	(5,860,074)	(3,624,630)

Cash flows from investing activities:
Mortgage notes issued	(4,985,750)	(5,189,250)
Mortgage notes repaid	10,175,000	14,877,500
Cash paid to foreclose on property, net	-	(134,264)
Loan interest reserves additions (deductions)	(144,146)	(838,946)
Loan construction reserve additions	-	49,568
Loan construction reserve drawdowns	(764,299)	(96,171)
Proceeds from sale of property, net	3,442,200	-

Net cash provided by (used in) investing activities	7,723,005	8,668,437

Cash flows from financing activities:
Deemed contributions	2,507,800	-
Redemptions of Series A Bonds	-	(4,386,000)
Redemptions of Series B Bonds	(349,000)	(549,000)

Net cash provided by (used in) financing activities	2,158,800	(4,935,000)

Net change in cash and cash equivalents	4,021,731	108,807

Cash and cash equivalents, beginning of period	3,322,597	3,213,790

Cash and cash equivalents, end of period	$7,344,328	$3,322,597

Supplemental non-cash disclosures of cash flow information:
Interest paid	$3,808,425	$4,146,238
Foreclosure of notes receivable in exchange for property, net	$3,442,200	$5,279,275

16

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

1. Organization

Red Oak Capital Fund III, LLC, (the “Company”) formerly known as Red Oak Capital Fixed Income III, LLC, is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company was formed on June 12, 2019 and commenced operations on September 27, 2019. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on September 27, 2019 whereby the initial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including inflation and geopolitical developments. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

17

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

2. Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property, net

Property is initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, currently 30 years. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company will recognize an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and based on the Company’s expectations as of the balance sheet date.

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an "as-is" basis less selling costs. At December 31, 2023 and 2022, allowance for loan losses totaled $0 and $3,310,000, respectively.

18

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

2. Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loan was held in nonaccrual status at December 31, 2023 and one loan was held in nonaccrual status at December 31, 2022.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled approximately $0.15 and $0.07 million for the years ending December 31, 2023 and December 31, 2022, respectively, which is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $0 and $11.19 million, presented net of approximately $0 and $0.10 million of unamortized deferred loan origination income and $0 and $3.31 million of credit loss reserves at December 31, 2023 and December 31, 2022, respectively.

Hotel Rental Revenue

The Company owned and operated two hotels at December 31, 2023 and December 31, 2022, from which the Company derives revenues. As a hotel owner, the Company has performance obligations to provide accommodations to hotel guests and in return the Company earns a nightly fee for an agreed upon period that is generally payable at the time the hotel guest checks out of the hotel. The Company typically satisfies the performance obligations over the length of stay and recognizes the revenue on a daily basis, as the hotel rooms are occupied and services are rendered. Other ancillary goods and services are purchased independently of the hotel stay at standalone selling process and are considered separate performance obligations, which are satisfied at the point in time when the related good or service is provided to the guest. These primarily consist of food, beverage and incidentals. Hotel room night and other ancillary hotel ownership revenues are recognized with rental and other revenues in the statements of operations.

Other Rental Revenue

The Company records rental revenue at the amount to which it expects to be entitled when control of the service is transferred to the customer. The Company recognizes rental revenue on a net basis when control of the service provided has been delegated to another entity, and the Company is acting as an agent. The Company’s contracts with customers contain no variable consideration, no warranty provisions, and all contracts are short term in nature. There are no material contract assets or liabilities outstanding at December 31, 2023 and December 31, 2022, respectively.

Taxes and Fees Collected on Behalf of Governmental Agencies

The Company is required to collect certain taxes and fees from customers on behalf of governmental agencies and remit these back to the applicable governmental agencies on a period basis. The Company has a legal obligation to act as a collection agent. The Company does not retain these taxes and fees, and, therefore, they are not included in the measurement of transaction prices. The Company has elected to present revenue net of sales taxes and other similar taxes. The Company records a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

19

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

2. Significant accounting policies (continued)

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of December 31, 2023 and December 31, 2022, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of December 31, 2023 and December 31, 2022, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

20

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

2. Significant accounting policies (continued)

Adoption of Accounting Standards

On January 1, 2023, the Company adopted Accounting Standards Update No, 2016-13, Measurement of Credit Losses on Financial Instruments, and its related amendments using the prospective method. The new standard changes the impairment model for most financial assets that are measured at amortized cost from an incurred loss model to an expected loss model and adds certain new required disclosures. Under the expected loss model, entities will recognize credit losses to be incurred over the entire contractual term of the instrument rather than delaying recognition of credit losses until it is probable the loss has been incurred. In accordance with ASC 326, the Company evaluates certain criteria, including probability of borrower default and the fair value of the underlying collateral to determine the appropriate allowance for credit losses. As a result of the adoption of ASC 326, the Company recorded no cumulative adjustment to its January 1, 2023 opening balance of member capital. There were no prior period adjustments related to the adoption of ASC 326.

3. Mortgage loans receivable

Mortgage loans receivable as of December 31, 2023 and December 31, 2022 are comprised of the following:

	12/31/2023	12/31/2022
Mortgage loans receivable	$-	$11,189,250
Deferred origination fees	-	(100,650)
Allowance for credit losses	-	(3,310,000)

Mortgage loans receivable, held for investment, net	$-	$7,778,600

At December 31, 2023, the Company held no mortgage loans. The Company earned and accrued approximately $0.25 million of mortgage loan interest during the year ending December 31, 2023. At December 31, 2022, this consisted of two mortgage loans where the interest rate weighted average was 13.50% and where the maturities ranged from December 10, 2021 to December 21, 2024, based on twelve-month and twenty four-month terms with two borrower options to extend an additional six months. The Company earned and accrued approximately $1.54 million of mortgage loan interest income during the year ending December 31, 2022.

Mortgage loans receivable are classified based on their contractual payment terms when borrowers are not in default. Loans in default are classified as long-term, unless subsequent collections indicate a balance should be current. Long-term mortgage receivables are classified as such when the maturity is in excess of one year from the balance sheet date, or due to defaults, foreclosure proceedings, receiverships or other contractual litigation makes it highly uncertain that the balance will be collected in the coming year.

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account. As of December 31, 2023 and December 31, 2022, the loan interest reserve account contained approximately $0.00 and $0.39 million, respectively. Additionally, the Company holds certain construction funds and prepaid interest on behalf of each borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. The loan construction reserve balance was approximately $0.00 million and $0.05 million as of December 31, 2023 and December 31, 2022, respectively.

On January 11, 2021, the Company issued a demand letter to a mortgage note borrower, OM Hotel, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 17%. The note originally matured on December 10, 2020. The Company established a credit loss reserve in the amount of $3,310,000 for this note at December 31, 2022 and increased $369,000 during the year ending December 31, 2023, which was carried into the basis of the property upon foreclosure which occurred on April 18, 2023.

21

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

3. Mortgage loans receivable (continued)

On January 15, 2021, the Company issued a demand letter to a mortgage note borrower, Abdoun Estate Holdings, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5%. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and took ownership of the underlying asset as of August 8, 2022. The note originally matured on March 30, 2021.

On March 4, 2021, the Company issued a notice of default to a mortgage note borrower, Burooj Holdings, LLC, and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and took ownership of the underlying asset as of August 9, 2022. The note originally matured on March 18, 2021.

On January 10, 2022 the Company issued a notice of default to a mortgage note borrower, Centennial Housing & Community, Services Corp, and increased the interest rate to the default rate of 20% per annum. The note matured on April 20, 2022. On November 7, 2022 the Company received $6,794,473 in proceeds resulting in full payoff of principal as well as a portion of the fees and interest, net of outstanding interest and construction reserves.

On May 26, 2022, the Company sold the note with the borrower Shops Bird & 89, LLC which possessed a principal balance of $4,162,500. The note originally matured on December 2, 2020 and had an interest rate of 11%. The Company received $ 4,083,937 in proceeds from sale resulting in a full payoff of principal as well as a portion of the fees and interest, net of outstanding interest and construction reserves.

On July 28, 2022, mortgage note borrower Breda, LLC paid off its note with a principal balance of $5,100,000. The note originally matured on December 30, 2020 and had an interest rate of 11%. The Company received $ 5,349,158 in proceeds from the loan payoff resulting in a full payoff of principal as well as the majority of the fees and interest, net of outstanding interest and construction reserves.

On March 31, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with 4401 Fortune Place, LLC equal to 49.14% of the $10,175,000 senior secured loan to WE Alliance Secured Income Fund, LLC, a Delaware limited liability company (the “Participant”), for a purchase price of $5,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan.

On July 25, 2023, mortgage note borrower 4401 Fortune Place, LLC paid off its note with a principal balance of $10,175,000. The note was originally scheduled to mature on December 21, 2024 and had an interest rate of 8.5%. The Company received $10,264,738 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves. On August 15, 2023, the Company sent $5,107,292 in proceeds to the Participant to pay off the outstanding principal balance of the Participation Agreement.

22

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

4. Property, net

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., was acquired through foreclosure. The note originally matured on December 19, 2020. The Company has engaged a property management group to operate the hotel and put this property up for sale.

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by ONRD, Inc., was acquired through foreclosure. The note originally matured on March 11, 2021. The Company has engaged a property management group to operate the hotel and put this property up for sale.

On August 8, 2022, the Company accepted a deed-in-lieu of foreclosure on the note with the Abdoun Estate Holdings, LLC which possessed a principal balance of $3,000,000. The note originally matured on March 30, 2021 and had an interest rate of 11% which was increased to the default rate of 20%. The Company took ownership of the property and has begun the sale process.

On August 9, 2022, the Company foreclosed on the note with the borrower Burooj Holdings, LLC which possessed a principal balance of $3,800,000. The note originally matured on March 18, 2021 and had an interest rate of 11% which was increased to the default rate of 16.5%. The Company took ownership of the property and has begun the sale process.

At December 31, 2023 and December 31, 2022, the gross balance of property was $15,598,963 of foreclosed commercial real estate properties recorded as a result of obtaining physical possession of the property. Property has been reduced to the lower of capitalized cost or fair value at December 31, 2022 through a valuation reserve. During the year ending December 31, 2023, the foreclosed properties were no longer classified as held for sale, and the valuation reserve established at December 31, 2022 has been reflected as the new depreciable basis. The Company has recorded operations of the foreclosed properties from the respective dates of foreclosure through December 31, 2023 in the financial statements.

Depreciation expense for the years ending December 31, 2023 and December 31, 2022 was $570,306 and zero, respectively.

Property, net as of December 31, 2023 and December 31, 2022 is comprised of the following:

	12/31/2023	12/31/2022
Foreclosed cost	$15,598,963	$15,598,963
Accumulated depreciation	(570,306)	-
Valuation reserve	-	(2,180,000)
Accumulated impairment	(2,520,377)	-

Property, net	$12,508,280	$13,418,963

5. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of Series A and Series B Bondholders. For the years ending December 31, 2023 and December 31, 2022, $784,088 and $855,024 management fees have been earned, respectively. As of December 31, 2023 and December 31, 2022, zero management fees were held as payable to the Managing Member.

23

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

5. Related party transactions (continued)

The Company will pay an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the years ending December 31, 2023 and December 31, 2022, $50,875 and $0 acquisition fees have been earned, respectively. As of December 31, 2023 and December 31, 2022, zero acquisition fees were held as payable to the Managing Member.

On January 23, 2023, the hotel located in Newport News, VA, formerly owned by OM Hotel, LLC, was acquired through foreclosure. The note originally matured on December 10, 2020. The Company took ownership of the property through ROCFIII OM, LLC, a wholly owned subsidiary of the Company, and began the sale process. On March 31, 2023, the Company sold ROCFIII OM, LLC, which owns the hotel in Newport News, VA, to Red Oak Capital Properties, LLC, a related party under common control. The Company received $5,950,000 in proceeds from the sale. As the entities party to the transaction are under common control, the sale was reflected at the carrying amount of the assets acquired which resulted in $2,507,800 of the proceeds being recorded as a deemed contribution.

The below table represents the foreclosure of the hotel owned by OM Hotel, LLC in a non-cash transaction. As discussed above, the property was sold to a related party.

Mortgage loans receivable, held for investment, net	$(6,000,000)
Loan interest receivable	(589,500)
Loan interest reserves	241,810
Loan construction reserves	(713,510)
Allowance for loan losses	3,619,000
Proceeds from sale property	$3,442,200

6. Member’s equity

During the years ending December 31, 2023 and December 31, 2022, the Managing Member, as sole member of the Company, made zero capital contributions and received no distributions. During the year ended December 31, 2023 a deemed contribution was recorded in the amount of $2,507,800 as discussed in Note 5.

7. Bonds payable

During the years ending December 31, 2023 and December 31, 2022, the Company issued zero Series A and B Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of December 31, 2023 and December 31, 2022, there have been approximately $4.50 million of debt issuance costs incurred by the Company. During the years ending December 31, 2023 and December 31, 2022, $723,440 and $763,568 was amortized to bond interest expense during the period, respectively.

Bonds payable as of December 31, 2023 and December 31, 2022 are comprised of the following:

	12/31/2023	12/31/2022
Series A bonds payable	$-	$-
Series B bonds payable	44,685,000	45,040,000
Debt issuance costs	(1,365,716)	(2,089,156)

Total bonds payable, net	$43,319,284	$45,950,844

24

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

7. Bonds payable (continued)

The Company executes quarterly interest payments to the Series B Bondholders at a rate of 8.5% per annum. The Company paid the first quarterly payment on January 25, 2020, in accordance with the offering circular. For the years ending December 31, 2023 and December 31, 2022, the Company has recorded $4,524,321 and $4,826,867 as bond interest expense, respectively. As of December 31, 2023 and December 31, 2022, $949,556 and $957,100 is held as payable to both sets of Bondholders, respectively.

The maturity date of Series B Bonds will be December 31, 2025. Upon the maturity of the Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of December 31, 2023 or December 31, 2022, the Company has accrued no contingent interest.

Series B Bonds were redeemable beginning January 1, 2022. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2022 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received. The Company may also redeem the Series B Bonds, in whole or in part, without penalty within six and 18 months of their respective maturity dates, subject to proper notice as described in the agreement.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional five years in the case of Series B bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2024	$-
2025	44,685,000
2026	-
2027	-
2028	-
Total bonds payable	$44,685,000

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

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Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

9. Subsequent events

On January 25, 2024, in accordance with the offering circular, the Company executed an interest payment for $949,556 to the trustee and paying agent, Phoenix American related to interest owed at December 31, 2023.

On April 25, 2024, in accordance with the offering circular, the Company executed an interest payment for $945,094 to the trustee and paying agent, Phoenix American related to interest owned at March 31, 2024.

The financial statements were approved by management and available for issuance on June 7, 2024.

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Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund III, LLC*

(2)(b)	Certificate of Amendment to Certificate of Formation of Red Oak Capital Fixed Income III, LLC*

(2)(c)	Limited Liability Company Agreement of Red Oak Capital Fund III, LLC*

(2)(d)	First Amendment to Limited Liability Company Agreement of Red Oak Capital Fixed Income III, LLC *

(3)(a)	Form of Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A.*

(3)(b)	Form of Series A Bond***

(3)(c)	Form of Series B Bond***

(3)(d)	Form of Pledge and Security Agreement*

* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 30, 2019.

** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 31, 2019.

*** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on August 30, 2019.

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